SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   000-22419

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q

☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________
_______________________________________________________________________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Cardima, Inc.
Former name if applicable
Address of principal executive office	47266 Benicia Street
City, state and zip code	Fremont, California 94538

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company.  The process of compiling and disseminating the information required to be included in the Form 10-K for the relevant fiscal year, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense.  The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert Cheney	(510)	354-0300
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       ☒  Yes      ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will show losses of approximately $52.1 million in 2007 compared to $9.6 million in 2006.  The difference of approximately $42 million may be attributed to non-cash charges arising from derivative liabilities associated with convertible debt.  During the fourth quarter of 2007 the company converted all of its debt to equity.  As a result, total stockholder equity increased from $(12.9) million at December 31, 2006 to $ 6.4 at December 31, 2007 an increase of approximately $19.3 million.

Cardima, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008	By:	/s/ Robert Cheney
Robert Cheney
Chief Executive Officer
Acting Chief Financial Officer

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